ANNEX A

TO

ELBIT SYSTEMS LTD. PROXY STATEMENT

AMENDMENTS TO ARTICLES OF ASSOCIATION

The following Articles of the Company's Articles of Association shall be amended by adding the underlined wording and deleting the strike out wording:

1.   Article 16(b) shall be amended as follows:

(b)   Subject to any preferential or limited rights to receive dividends, all dividends will be declared and paid according to the amounts paid or credited as paid on the applicable Shares. All dividends will be apportioned and paid proportionately to the amounts paid or credited as paid on the Shares ~~during any portion of the period for which the dividend is paid~~. However, a Share may be issued on terms providing that it will qualify for dividends only from a particular date.

2.   Article 22(c) shall be amended as follows:

(c)   ~~The number of Directors may be determined from time to time at a General Meeting.~~ The number of Directors comprising the Board will be at least five (5) and not more than seventeen (17). Until otherwise determined by the Board or at a General Meeting, the number of Directors will be ten (10). The Board will include at least two (2) External Directors in accordance with the requirements of the Law. A Director need not to be a Shareholder. The President may serve as a Director in accordance with Article 27(c) below.

3.   Article 23(c) shall be amended as follows:

(c)   The Chairman of the Board of Directors will be appointed by <u>the Board of Directors</u> ~~a General Meeting from the directors who continue to hold office as Directors by the conclusion of such General Meeting or from the Directors elected to their office in such General Meeting~~. Such Director will serve as Chairman of the Board of Directors until he ceases to hold the office of Director or until he is replaced by the <u>Board of Directors</u> ~~General Meeting~~.

4.   Article 23(e) shall be amended as follows:

(e)   If the number of Directors is reduced below ten (10) or any other number that may be determined by <u>the Board or</u> a General Meeting, and until additional Directors are elected or appointed so that the number of Directors is ten (10) or such other number so determined by the <u>Board or a</u> ~~the~~ General Meeting, the Board may continue to act. ~~In such case, the majority required for any act of the Board of Directors, except for the calling of a General Meeting, will be at least seventy-five (75%) of the number of Directors before the reduction.~~

5.   Article 25(a) shall be amended as follows:

(a)   The Board of Directors may meet, adjourn and otherwise regulate its meetings as it sees fit. However, the Board will meet at least once every three (3) months. Unless otherwise determined by the Board, the quorum for a Board meeting will be not less than ~~two-thirds~~ half (~~2/3~~1/2) of the then number of Directors.

6.   Article 25(b) shall be amended as follows:

(b)   ~~Except as provided below,~~ Questions arising at any Directors' meeting will be decided by a majority of votes cast at the meeting. In cases of an equality of votes the Chairman will not have a second or casting vote. ~~regarding the following issues will require a special majority of seven (7) Directors, and unless seven (7) Directors vote in favor of such resolution, the resolution will be considered rejected:~~

~~(1) the number of Directors and their appointment;~~

~~(2) amendment of these Articles;~~

~~(3) declaration of dividends;~~

~~(4) allotment of Shares;~~

~~(5) voluntary liquidation;~~

~~(6) reorganization of the Company;~~

~~(7) the purchase and sale of material Company assets;~~

~~(8) entering into a new line of business; or~~

~~(9) appointment of the Company's Internal Auditor or Independent Public Accountants.~~

7.   Article 26(b) shall be amended as follows:

(b)   The Board of Directors may appoint a chairman for any committee. If no chairman is appointed by the Board of Directors for a particular committee, than such a ~~Board~~ committee may elect a chairman. If no such chairman is appointed or elected, or if at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members present may choose a committee member to be chairman of the meeting. Unless otherwise specifically directed by the Board of Directors, the meetings and proceedings of any committee will be governed as applicable by the provisions in these Articles for regulating the meetings and proceedings of the Board.

8.   Article 27(a) shall be amended as follows:

(a)   Subject to these Articles and the Law, the Board of Directors will from time to time appoint a President for such period, on such terms and with such powers as the Board may determine. ~~The appointment of a President is subject to the approval of a General Meeting.~~ The compensation of the President may be by salary or any other consideration as determined by the Board ~~and approved by a General Meeting~~.

9.   Article 27(b) shall be amended as follows:

(b)   A President will be subject to the provisions of any contract between him and the Company, the terms of which will be approved by the Board of Directors ~~and by the General Meeting, as required by the Law~~.

10.   Article 27(c) shall be amended as follows:

(c)   The President may hold, while he is President, the office of a Director, if he is elected or appointed in accordance with the provisions of these Articles. If so elected the President is subject to the same provisions as resignation and removal as the other Directors. In regard to his position as President, the President will be appointed as provided in Article 27(a) above and may be removed by the Board of Directors. If he ceases to hold the office of President for any reason and at that time he serves as a Director, he will immediately cease to be a Director. In any case, if the President does not serve as a Director, he will be entitled to <u>attend</u> ~~participate in~~ any Board meeting.

11.   Article 27(f) shall be amended as follows:

(f)   The ~~General meeting and/or~~ Board of Directors may assume powers granted under these Articles or by law to the President, provided that such decision to assume power specifies the matters and time period for which such powers are assumed.

12.   Article 32(a) shall be amended as follows:

The Board of Directors, <u>upon</u> ~~subject to~~ the recommendation of the Audit Committee, will appoint an Internal Auditor for the Company. Within the organizational structure of the Company the Internal Auditor will report to the President. The Internal Auditor may only be removed or replaced in accordance with the applicable provisions of the Law.